

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-mail
Mr. Thomas P. Monahan
Chief Executive Officer
The Virtual Learning Company, Inc.
60 Knolls Crescent, Suit 9M
Bronx, New York 10463

> **Re: The Virtual Learning Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2011**
> **File No. 333-174674**

Dear Mr. Monahan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please check the box which indicates that you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

General

2. Please review your entire document for grammatical errors that can make the disclosure unclear. For example, we note your statement on page 18: "the market for

products sold through the Internet has not begun to develop and will rapidly evolving."

3. Furnish the information required by Item 505 of Regulation S-K, determination of offering price. See Item 5 of Form S-1.

4. We note reference to third party information throughout the filing. For example, you cite information from the Association of American Publishers on page 6. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

5. On page 16 and elsewhere you state that you have not commenced operations. Revise your disclosure to accurately describe your business as currently constituted and make clear aspects that are not yet operational. As an example, on page 6 you refer to a "visible recurring revenue stream and high profit margins." As another example, a page 10 Risk Factor heading reads "If we fail to develop new or expand existing subscriber relationships…" But, on page 35 you disclose that as of March 31, 2011 you had not "begun to accept subscribers." As a third example, the page 13 Risk Factor titled "Our future growth and profitability will depend in large part upon the effectiveness and efficiency…" contains several inappropriate characterizations including reference to retaining your most productive sales managers and staff. We note that you have one full-time employee. These are just examples of disclosures that do not address the company's current lack of operations, that indicate that proposed operations are either currently happening or are possible in the near future and that do not address the time, costs and risks involved with becoming operational. Please revise throughout.

6. We note several favorable statements regarding, among other topics, your product, accomplishments-to-date and market opportunities. To the extent you retain favorable statements provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include the basis for you assertion on page 6 that your "online products are easily, automatically, and frequently updated with new or more current content, additional features and enhancements and can provide students with instant feedback, positive reinforcement and remediation when proficiency levels are not met." To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

Prospectus Summary, page 5

7. The Prospectus Summary is intended to provide a brief overview of the most salient aspects of the offering and the company's business. Your summary provides mostly

marketing information about the company that is largely repeated elsewhere in your prospectus. Revise to include only a brief overview of your offering and business and make sure the presentation is balanced.

8. If retained, revise to make clear that none of the key attributes of your business model have been materialized as of yet. For example, your statement that your "business model is characterized by a visible recurring revenue stream and high profit margins" should be balanced by accompanying disclosure that you have not yet generated revenues and have never generated a profit.

Our Company, page 5

9. Your websites, as disclosed on page 5, feature television and movie programs. Explain whether you have negotiated the right to broadcast these programs. If you have not, add a risk factor to disclose the possibility that you are infringing intellectual property rights and highlight the potential repercussions.

10. It appears that three out of the four websites referenced contain identical content. Revise to accurately characterize your web based offerings. In particular, we note the statement "[t]he Company provides standards-based instruction…through one of our several websites on the World Wide Web."

Summary Financial Information, page 9

11. Tell us how your total operating expenses for the three months ended March 31, 2010 can be more than your total operating expenses for the year ended December 31, 2010.

Risk Factors, page 10

12. Revise this section to make sure that each risk factor relates to risks the company faces as currently constituted. For example, on page 15 under the risk factor "Protection of our intellectual property is limited…" you state "[d]espite enforcement efforts against software piracy, we lose significant revenue due to illegal use of our software." We note, however, that you have generated no revenue to date. As another example, the risk factor titled "If securities or industry analysts do not publish research or reports about our business…" is inapplicable given your status as a development stage company. These are just examples.

We may be subject to liability for information retrieved from the Internet…, page 21

13. The subject matter of this risk factor and how it relates to the company is unclear. Revise to clarify.

Future sales of restricted shares could decrease the price a willing buyer…, page 21

14. Revise the disclosures here and under Shares Eligible For Future Sale on pages 54 and 55 to accurately describe Rule 144 of the Securities Act. For example, on page 54 you state that "only the shares held by Thomas P. Monahan and Dr. John Swift will be subject to the volume selling requirements of Rule 144. But, on page 22 you state that if certain requirements are met non-affiliates may sell their securities "in an amount equal to not less than one percent of [your] outstanding common stock every three months." As another example, you indicate that the holding period applicable to non-affiliates is six months on page 22 and one year on page 55.

Plan Of Distribution, page 25

15. Reconcile your disclosure here, stating that the offering will be completed ninety days after the effective date, with the disclosure on page 52 stating that the offering will terminate no later than 12 months after the effective date of the prospectus.

Description Of Business, page 27

History of the Company, page 27

16. Revise to more fully describe the transaction between Mr. Thomas Monahan and Terra Media, LTD. Your disclosure should clarify the background between the parties, explain the statement "to be returned to Mr. Thomas Monahan Terra's subsidiary Ding Dong School, Ltd" and reconcile the consideration disclosed as compared to the consideration identified in Exhibit 10.1.

Our Growth Strategy, page 33

17. Much of the disclosure within this section fails to link the topic discussed with your growth strategy. For example, disclosures on pages 34 and 35 detail characteristics of bilingual education, but neglect to tie that discussion into the prospective growth of your business. Substantially revise to make clear how each topic discussed relates to your business. Your disclosure should explain how each topic is relevant to growth, steps taken to date in furtherance of your various strategies and steps that must be

implemented to successfully operate and grow. Similarly revise the disclosure on pages 8 and 9.

Our Products and Services, page 35

18. You refer to yourself as a "software development company" on page 32. Describe the software you intend to produce and distribute. Further revise to clarify how the materials you plan to produce in CD and DVD format, including language training materials, relate to your web-based offerings. Explain whether and how these offerings differ from those available via your websites.

19. Disclose whether you have had any contact with potential distributors of your products to date.

Marketing, Sales and Subscriber Support, page 37

20. Disclose whether you have implemented any of the marketing activities described.

Management's Discussion And Analysis Or Plan Of Operation, page 40

Forward-Looking Statements, page 40

21. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your offering because your common stock is considered a penny stock.

Plan Of Operation, page 41

Overview, page 41

22. Note 6 to your financial statements on page 79 discloses agreements for curriculum development pursuant to which you are obligated to pay royalties on revenues earned. Discuss those arrangements as well as the contractual arrangement filed as Exhibit 10.2 within MD&A, providing the aggregate royalties due and the effect you expect the respective obligations to have on your financial condition going forward. If the agreements referenced under Note 6 constitute material contracts, file them as exhibits. See Item 601(b)(10) of Regulation S-K.

Basis of Presentation/Going Concern, page 41

23. Please revise this section to outline the various steps involved in completing each of the development of 16 titles, the development of 36 titles, implementing the contemplated marketing program and generally, commercializing your website. Provide a time line for achieving each milestone and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital. Clarify whether you believe $500,000 will be sufficient to meet operating expenses and capital requirements through the creation of 36 titles or only through the creation of 16 titles.

Revenue Recognition, page 44

24. We note that you disclose that you do not provide refunds but disclose that a reserve is calculated for cancellations. Tell us why the calculation of a reserve is necessary if you do not provide refunds.

Results Of Operations – Virtual Learning Company, page 45

25. Revise your disclosures under Operating Expenses on pages 46 and 47 to provide a fuller discussion of the underlying causes behind material line item shifts in total operating expenses. For example, you should discuss the effect that common stock issued for consulting fees and legal fees had on period to period results.

Liquidity and Capital Resources, page 47

26. Reconcile your statement that you had no officer loans payable outstanding at March 31, 2011 with the balance sheet on page 61 which reflects an outstanding payable of $2,542.

Directors And Executive Officers, Promoters And Control Persons, page 49

Executive Officers and Directors, page 49

27. Explain the nature of the ethics inquiry by the American Institute of Certified Public Accountants.

Certain Relationships And Related Transactions, page 50

28. Disclose all applicable related party transactions including those discussed under Note 3 to your financial statements. See Regulation S-K Item 404.

Certain Provisions Of The Certificate Of Incorporation And Bylaws…, page 56

29. You state here that your governing documents eliminate the personal liability of your directors for damages related to breaches of their fiduciary duties. Reconcile this statement with the exceptions under Nevada law discussed on page 82. Make clear from where your indemnification obligations stem. We note that the filed Articles of Incorporation does not appear to contain provisions relate to indemnification.

Part II Information Not Required In Prospectus, page 82

Item 13. Other Expenses of Issuance and Distribution, page 82

30. Revise the total column to reflect the $27,116.00 in estimated expenses. Edit your disclosure under Use Of Proceeds and elsewhere to accurately reflect total estimated expenses.

Item 16. Exhibits and Financial Statement Schedules, page 83

31. The exhibit index fails to reference Exhibits 4.1, 10.1 and 10.2 and references Exhibit 16, which is not filed. Revise to accurately reference the exhibits filed. Make sure that the material aspects of the exhibited contracts are discussed adequately within the filing.

Item 17. Undertakings, page 84

32. Revise to include all necessary undertakings required by Item 512 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

CC: Roger L. Fidler, Esq.
       Via E-mail